August 13, 2010

Ms. Katherine H. Newhall, Esq.
Capital Research and Management Company
333 South Hope Street
Los Angeles, California   90071-1406

      RE: American Funds Tax-Exempt Fund of New York
                Registration Statement File Nos. 333-168594 and 811-22448

Dear Ms. Newhall:

We have reviewed the registration statement of Form N-1A for the American Funds Tax-Exempt Fund of New York ("the Fund"), filed with the Securities and Exchange Commission on August 6, 2010. We have the following comments:

PROSPECTUS

Fees and Expenses of the Fund

1. Pursuant to Instruction 6 to Item 3 of Form N-1A, please only footnote "Other expenses" to indicate that they are estimated for the current fiscal year. Please delete the footnote references to "Distribution and/or service (12b-1) fees" and "Total annual fund operating expenses." In addition, please delete the footnote references from the headings in the expense example.

Principal Investment Strategies

2. Please discuss the duration and/or maturity of the securities in which the Fund will invest.

Performance Information

3. Please consider including a performance section, noting that the Fund is new and performance information does not yet exist.

Investment Adviser

4. Pursuant to Item 10(a)(iii) of Form N-1A, please include a statement that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund's annual or semi-annual

report to shareholders, as applicable, and provide the period covered by the relevant annual or semi-annual report.

STATEMENT OF ADDITIONAL INFORMATION

5. Pursuant to Item 20(a)(4) of Form N-1A, please include a description of any material conflicts of interests that may arise in connection with the portfolio counselors' management of the Fund's investments.

GENERAL

6. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

7. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

8. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that
    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *

If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant